Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Three
	Months Ended
	March 31,	For the Years Ended December 31,
	2006	2005	2004	2003	2002	2001

Earnings:
Income before income taxes	$44,871	$95,644	$52,286	$30,358	$28,827	$34,683
Fixed charges	11,725	35,746	12,704	6,019	7,483	7,789

Earnings as defined	$56,596	$131,390	$64,990	$36,377	$36,310	$42,472

Fixed Charges:
Interest expense	$10,232	$30,433	$10,102	$4,748	$6,365	$6,796
Rentals — portion representative of interest	1,493	5,313	2,602	1,271	1,118	993

Total fixed charges	$11,725	$35,746	$12,704	$6,019	$7,483	$7,789

Ratio of Earnings to Fixed Charges	4.8x	3.7x	5.1x	6.0x	4.9x	5.5x